Exhibit 99.1

News Release

For Immediate Release

Stantec posts solid year-end 2009 results

EDMONTON, AB (February 25, 2010) TSX:STN; NYSE:STN

Stantec announced today strong results for the full year of 2009. Gross revenue increased 12.4% to C$1.52 billion, net revenue was up 10.0% to C$1.24 billion. Net income was C$90.9 million, up 10.9% compared to C$82.0 million in 2008, and diluted earnings per share increased 11.2% to C$1.98 compared to C$1.78, excluding the impact of goodwill impairment charges the Company recorded in the third quarter of each year. Including the impairment charges, full-year net income was C$55.9 million compared to C$29.0 million in 2008, while diluted earnings per share were C$1.22 compared to C$0.63 in 2008.

“2009 was a year when the economy challenged businesses across North America. For private and public firms, not-for-profit organizations, and government bodies alike, it impacted all aspects of business operations. But while being tested by one of the toughest economies in our 56-year history, we’re pleased to report strong performance and solid results for the full year of 2009,” says Bob Gomes, President & CEO. “Credit for this performance goes to our employees throughout the organization, who are managing their projects effectively and working together to provide great service to our clients.”

The fourth quarter is a good example of how the Company has effectively managed the business in a difficult economic climate. With gross revenue down 7.2% to C$342.8 million compared to C$369.3 million in the quarter last year, net income increased 14.5% to C$22.9 million from C$20.0 million, and diluted earnings per share were up 13.6% to C$0.50 compared to C$0.44 in the same period for 2008.

Summary of financial results:
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Gross revenue increased 12.4% to C$1.52 billion, and net revenue was up 10.0% to C$1.24 billion. Net income was C$90.9 million, up 10.9% compared to C$82.0 million in 2008, and diluted earnings per share increased 11.2% to C$1.98 compared to C$1.78, excluding the impact of goodwill impairment charges the Company recorded in the third quarter of each year. Including the impairment charges, full-year net income was C$55.9 million compared to C$29.0 million in 2008, while diluted earnings per share were C$1.22 compared to C$0.63 in 2008.

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In the fourth quarter of 2009, gross revenue was down 7.2% to C$342.8 million compared to C$369.3 million for the same period last year, and net revenue was down 7.5% to C$274.8 million compared to C$297.0 million. Net income increased 14.5% to C$22.9 million compared to C$20.0 million in the fourth quarter of 2008, while diluted earnings per share were up 13.6% to C$0.50 compared to C$0.44 in the fourth quarter last year.

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During the year, Stantec conducted its annual goodwill impairment test. Due to fluctuations in the market and uncertainties arising from overall economic conditions, the Company recorded a C$35.0 million impairment to goodwill in the third quarter. This impairment charge decreased the firm’s diluted earnings per share by C$0.76. The goodwill charge is non-cash in nature and does not affect liquidity, cash flows from operating activities, or debt covenants and will not impact future operations.

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In the first quarter of 2009, Stantec completed the largest acquisition in its history, adding Jacques Whitford, a 1,700 person firm with 40 offices primarily in Canada. This acquisition enhanced Stantec’s capabilities in environmental assessment, documentation and permitting, environmental site management and remediation, and geotechnical engineering. During the third quarter, Stantec acquired the Philadelphia, Pennsylvania-based Granary Associates, a 100-person firm that provides project management, planning, architecture, and interior design services to the health care sector.

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Complete Financial Statements, Notes to the Financial Statements, and Management’s Discussion and Analysis will be filed on Sedar (www.sedar.com) on February 25, 2010. In addition, these documents and the Form 40F will be filed on Edgar (www.sec.gov) on the same date. Alternatively, the documents are available to download from the Investors section of www.stantec.com, or you may contact Stantec for copies free of charge.

Major contracts awarded to Stantec throughout 2009 reflect its increasing depth of services and ability to work on increasingly complex projects for clients across North America. For example, Stantec is leading a seven-firm team in providing 3-D laser scanning and surveying services to the U.S. General Services Administration, the government body that oversees the construction and management of federal buildings across the country. The contract is worth US$30 million over the next five years, of which Stantec is allotted 50% of the fee volume. As part of the Strategic Alliance for Risk Reduction (STARR) joint venture, the Company is assisting the Federal Emergency Management Agency (FEMA) in its significant flood risk mapping and planning program, Risk MAP. The five-year, US$600-million contract, of which Stantec has a 15% stake, is one of three contracts FEMA has awarded to support its efforts to create safer communities by providing more accurate flood and risk data to first responders and community officials and helping communities with risk management planning. The Company was awarded a global, multiyear, preferred supplier contract to provide environmental assessment and remediation services to international energy corporation Chevron. Stantec’s contract will focus on three chief areas of work: environmental, social, and health impact assessments; environmental remediation; and operational excellence compliance auditing. The firm was also chosen to design the rehabilitation of the West Roxbury Tunnel in Boston, Massachusetts, a 12,500-foot-long, 84-inch-diameter rock tunnel that runs beneath a densely populated section of the city. With depths of up to 220 feet and limited points of access, the project requires carefully planned logistics and marks the largest and most complex linear infrastructure rehabilitation project ever awarded to the firm.

Stantec continued to focus on growing its presence in the healthcare sector, and during the year, it was awarded a contract with the U.S. Department of Veterans Affairs to provide architecture and engineering services for a major new project at the Puget Sound Medical Center in Seattle, Washington. The project includes a new 200,000-square-foot mental health outpatient and research center, seismic upgrade of an existing hospital bed tower, and a multistory 800-car parking garage.  The total project budget is estimated to be $223 million. Additionally, Stantec was selected by a public-private partnership (P3) client as the preferred proponent for a redevelopment project at the Centre for Addiction and Mental Health in Toronto, Ontario. The Company’s responsibilities include full integrated design services—architecture; mechanical, electrical, structural, and civil engineering; sustainable design consulting; and transportation engineering.

“This past year we went through a successful transition of leadership as part of our succession strategy. Dan Lefaivre became our new chief financial officer, Rich Allen became our new chief operating officer, and it was my first year as CEO. All of our new leaders were promoted from within the organization. We also completed the largest acquisition in the history of our Company and did so within the context of a very difficult economy,” says Gomes. “It is a testament to the strength of our business model and the abilities of our staff that during all this change we have been able to improve the efficiency of our operations and continue to do quality work for our clients.”

Stantec’s Annual Meeting of Shareholders will be held on May 13, 2010, at 11:00 AM MDT (1:00 PM EDT) at the Sutton Place Hotel in Edmonton, Alberta, 10235 – 101 Street. The Fourth Quarter and Year-End Conference Call, being held today at 2:00 PM MST (4:00 PM EST), will be broadcast live and archived in the Investors section at www.stantec.com .. Financial analysts who wish to participate in the earnings conference call are invited to call
866-321-8231 and provide the confirmation code 7022473 to the first available operator.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.  We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 9,300 employees operating out of more than 150 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Media Contact Heena Chavda Stantec Media Relations Tel : (416) 598-5299 heena.chavda@stantec.com	Investor Contact Simon Stelfox Stantec Investor Relations Tel: (604) 696-8338 simon.stelfox@stantec.com
One Team. Infinite Solutions.

Consolidated Balance Sheets
	December 31	December 31
	2009	2008
(In thousands of Canadian dollars)

ASSETS	$	$
Current
Cash and cash equivalents	14,690	103,979
Cash held in escrow	-	7,392
Accounts receivable, net of allowance for doubtful accounts of
$ 9,395 (2008 – $11,597)	253,205	256,243
Costs and estimated earnings in excess of billings	95,794	75,602
Income taxes recoverable	12,144	7,647
Prepaid expenses	11,352	8,094
Future income tax assets	15,518	15,265
Other assets	6,550	6,503

Total current assets	409,253	480,725
Property and equipment	108,256	107,768
Goodwill	468,814	446,818
Intangible assets	64,155	52,631
Future income tax assets	23,940	20,786
Other assets	49,127	36,158
	1,123,545	1,144,886

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	167,175	189,360
Billings in excess of costs and estimated earnings	52,007	43,845
Income taxes payable	-	9,920
Current portion of long-term debt	35,428	34,096
Future income tax liabilities	15,643	13,920
Other liabilities	13,558	8,868

Total current liabilities	283,811	300,009
Long-term debt	198,769	215,113
Future income tax liabilities	29,536	26,492
Other liabilities	63,849	64,297
	575,965	605,911

Non-controlling interest in subsidiaries	186	-

Commitments, contingencies, and guarantees

Shareholders' equity
Share capital	221,983	218,757
Contributed surplus	12,606	10,458
Retained earnings	364,569	308,629
Accumulated other comprehensive income (loss)	(51,764)	1,131

Total shareholders' equity	547,394	538,975
	1,123,545	1,144,886

Consolidated Statements of Income
Years ended December 31	2009	2008	2007
(In thousands of Canadian dollars, except per share amounts)

INCOME	$	$	$
Gross revenue	1,519,865	1,351,951	954,619
Less subconsultant and other direct expenses	276,923	221,827	123,731

Net revenue	1,242,942	1,130,124	830,888
Direct payroll costs	543,640	500,789	360,101

Gross margin	699,302	629,335	470,787
Administrative and marketing expenses	519,147	466,187	351,346
Depreciation of property and equipment	24,547	21,820	15,458
Amortization of intangible assets	19,820	14,264	7,282
Impairment of goodwill and intangible assets	35,000	58,369	-
Net interest expense	11,379	7,477	1,594
Share of income from associated companies	(3,690)	(160)	(292)
Foreign exchange losses (gains)	2,273	(2,033)	(2,480)
Other income	(840)	(1,088)	(1,235)

Income before income taxes	91,666	64,499	99,114

Income taxes
Current	41,599	41,213	34,994
Future	(5,873)	(5,731)	(5,159)

Total income taxes	35,726	35,482	29,835

Net income for the year	55,940	29,017	69,279

Earnings per share
Basic	1.23	0.64	1.52
Diluted	1.22	0.63	1.50